Exhibit 99.4

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

June 14, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OROMIN DELAYS SEPARATION TIME UNDER RIGHTS PLAN

Vancouver, B.C. – Oromin Explorations Ltd. (the “Company” or “Oromin”) announces that the directors of the Company have elected, pursuant to the Company’s shareholders rights plan agreement (the “Rights Plan”), to defer the separation time (the “Separation Time”) for the rights issuable under the Rights Plan until such later date as they may determine. Pursuant to the Rights Plan, the Separation Time would have otherwise been the close of business on June 17, 2013 as a result of the June 3, 2013 announcement by Teranga Gold Corporation (“Teranga”) of its intention to make an offer to acquire all of the common shares of the Company that it does not already own.

Oromin also reports that it is aware that a lawsuit referred to in the June 11 news release of Bendon International Ltd. has been commenced by Bendon in the Ontario Superior Court of Justice. The lawsuit names Teranga, Oromin and Oromin’s wholly-owned subsidiary, Sabodala Holding Limited, as defendants. Oromin has not yet been served with the lawsuit and will consider its response in due course.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President and CEO

Forward Looking Statements: The above contains forward-looking statements regarding a credit facility. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Company. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.